Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(dollars in millions)

	December 31,
	2008	2007	2006	2005	2004
Income before income taxes	$1,016	$1,820	$525	$372	$200
Less: Net income (loss) attributable to non-controlling interests[2]	(155)	364	16	3	5

Pre-tax income attributable to BlackRock, Inc.	1,171	1,456	509	369	195
Add: Fixed charges	102	80	25	18	6
Distributions from earnings from equity method investees	28	23	2	3	2
Less: (Loss) earnings from equity method investees	(294)	84	6	12	3

Pre-tax income before fixed charges	$1,595	$1,475	$530	$378	$200

Fixed charges:
Interest expense	$69	$52	$13	$11	$1
Interest expense on uncertain tax positions[1]	5	2	—	—	—
Portion of rent representative of interest	28	26	12	7	5

Total fixed charges	$102	$80	$25	$18	$6

Ratio of earnings to fixed charges	15.6x	18.4x	21.2x	21.0x	33.3x

[1]	Interest expense on uncertain tax positions, in accordance with FIN No. 48, has been recorded within income tax expense on the consolidated statements of income.

[2]	Includes redeemable and nonredeemable non-controlling interests.